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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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hours per response......12.00	

SEC FILE NUMBER
8- 41674

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2010____ AND ENDING____December 31, 2010____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.J. De La Rosa & Co., Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10866 Wilshire Blvd.,   Penthouse Suite 1650
                          (No. and Street)

Los Angeles   California   90024
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Raitano   (310) 207-1975
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
            (Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

‖‖‖‖‖‖‖‖‖‖‖‖
11019470

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Arthur Raitano__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__E. J. De La Rosa & Co., Inc__ , as

of __December 31__ , 20_10_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

State of _CA_
County of _Los Angeles_
Subscribed and sworn to (or affirmed) before me on
this _22_ day of _February_ _2011_ by
Arthur Raitand proved to me on
the basis of satisfactory evidences to be the person
who appeared before me.

_____
Notary Public

Signature

__Chief Financial Officer__
Title

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
E.J. De La Rosa & Co., Inc and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of E.J. De La Rosa & Co., Inc and Subsidiary (the Company) as of December 31, 2010, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of E.J. De La Rosa & Co., Inc and Subsidiary as of December 31, 2010, and the results of their income and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 28, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940   fax 818.886.1924   web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   WE FOCUS & CARE

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 9,552,049
Accounts receivable	2,322,444
Marketable securities, at market value	7,119
Receivables from related parties	229,781
Good faith deposit receivable	1,960,000
Property, equipment and leasehold improvements, net	1,141,603
Municipal bonds owned, at market value	97,092,942
Accrued municipal bond interest	1,008,774
Prepaid expenses	479,566
Secured demand notes	6,734,891
Prepaid income taxes	59,653
Other assets	15,529
Total assets	**$ 120,604,351**

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$ 1,102,622
Payable to clearing organization	96,287,861
Employee compensation and benefits payable	5,430,238
Income taxes payable	800
Sublease deposit	25,182
Deferred rent liability	9,078
Liabilities subordinated to claims of general creditors	8,172,990
Total liabilities	**111,028,771**

Stockholders' equity

Common stock, no par value, 150,000 shares authorized, 62,080 shares issued and outstanding	814,525
Additional paid-in capital	50,000
Retained earnings	8,708,055
Minority interest	3,000
Total stockholders' equity	**9,575,580**
Total liabilities and stockholders' equity	**$ 120,604,351**

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Income
For the Year Ended December 31, 2010

Revenues

Underwriting income	$ 36,792,069
Remarketing income	1,812,092
Financial advisory fees	80,675
Interest and dividend income	4,310,169
Sublease income	23,923
Net investment gains (losses)	1,173
Other income	1,839,936
Total revenues	44,860,037

Expenses

Employee compensation and benefits	25,682,561
Underwriting fees	2,176,699
Communications	127,413
Occupancy and equipment rental	564,943
Interest expense	2,526,976
Other operating expenses	6,067,647
Consolidated minority net (income) loss	(199,985)
Total expenses	36,946,254
Net income (loss) before income tax provision	7,913,783
Income tax provision	88,312
Net income (loss)	$ 7,825,471

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2010

	Amount
Balance at December 31, 2009	$ 6,416,395
Increase:	
Issuance of subordinated notes	5,595,164
Decrease:	
Payment of subordinated notes	(3,838,569)
Balance at December 31, 2010	$ 8,172,990

The accompanying notes are an integral part of these financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Minority interest	Total
Balance at December 31, 2009	$ 748,428	$ 50,000	$ 11,432,509	$ (28,541)	$ 12,202,396
Distributions	-	-	(10,852,086)	-	(10,852,086)
Proceeds from issuance of common stock	428,280	-	-	-	428,280
Return of capital	(362,183)	-	-	-	(362,183)
Return of excess distributions	-	-	302,161	-	302,161
Net increase (decrease) in subsidiary	-	-	-	31,541	31,541
Net income (loss)	-	-	7,825,471	-	7,825,471
Balance at December 31, 2010	$ 814,525	$ 50,000	$ 8,708,055	$ 3,000	$ 9,575,580

The accompanying notes are an integral part of these financial statements.

4

E.J. De La Rosa & Co., Inc and Subsidiary
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flow from operating activities:

Net income (loss)		$ 7,825,471
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
Depreciation expense	$ 143,929	
Return of excess distributions	223,816	
Minority interest	31,541	
(Increase) decrease in assets:		
Accounts receivable	(895,671)	
Marketable securities, at market value	(1,173)	
Receivables from related parties	(177,001)	
Good faith deposit receivable	(1,960,000)	
Receivable - other	152,750	
Municipal bonds owned, at market value	32,136,089	
Accrued municipal bond interest	366,599	
Prepaid incentive compensation	600,000	
Prepaid expenses	(60,313)	
Prepaid income taxes	(59,653)	
Other assets	(15,529)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	40,342	
Payable to clearing organization	(30,275,799)	
Employee compensation and benefits payable	(1,111,812)	
Incentive compensation payable	(600,000)	
Income taxes payable	(98,462)	
Sublease deposit	25,182	
Deferred rent liability	9,078	
Total adjustments		(1,526,087)
Net cash and cash equivalents provided by (used in) operating activities		6,299,384

Cash flow from investing activities:

Purchase of property, equipment and leasehold improvements	(366,528)	
Net cash and cash equivalents provided by (used in) investing activities		(366,528)

The accompanying notes are an integral part of these financial statements.

(Continued)

Cash flow from financing activities:

Redemptions of secured demand notes	(5,421,786)
Return of capital	(283,838)
Capital distributions	(10,852,086)
Proceeds from secured demand notes	3,838,569
Proceeds from liabilities subordinated to claims of general creditors	1,756,595
Proceeds from issuance of common stock	428,280

Net cash and cash equivalents provided by (used in) financing activities	(10,534,266)
Net increase (decrease) in cash and cash equivalents	$ (4,601,410)
Cash and cash equivalents at beginning of year	14,153,459
Cash and cash equivalents at end of year	$ 9,552,049

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ 2,526,976
Income taxes	$ 245,627

Supplemental disclosures of non-cash transactions:

During the year ended December 31, 2010, the Company extended, issued and retired several subordinated liabilities for a net of $1,756,595. These subordinated liabilities are collateralized by secured demand notes (See Note 14).

During the year ended December 31, 2010, the Company recouped shareholder distributions of $302,161 in excess of its shareholder agreement.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accompanying consolidated financial statements of E.J. De La Rosa & Co., Inc. and Subsidiary (the "Company"), include the accounts of E.J. De La Rosa & Co. ("De La Rosa") and its subsidiary De La Rosa/MJW Real Estate Debt Partners, LLC ("DLR/MJW"). All significant intercompany accounts and transactions have been eliminated in consolidation.

De La Rosa & Co., Inc. was incorporated in the State of California on June 2, 1989. The company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board. The Company has two locations in California.

DLR/MJW was organized as a Delaware limited liability company on April 24, 2009, under the name De La Rosa Real Estate Debt Partners, LLC. DLR/MJW later changed its name to De La Rosa/MJW Real Estate Debt Partners, LLC by amending its articles of organization on July 13, 2009.

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including securities transactions, with an emphasis on municipal bond placements.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Remarketing income is recorded when earned.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis. Municipal bonds owned are valued at market value.

Marketing costs are expensed as incurred. For the year ended December 31, 2010, the Company charged $246,803 to other operating expenses for marketing costs.

Property, equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

DLR/MJW, with the consent of its members, has elected to be a California Limited Liability Company. For tax purposes, DLR/MJW is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2010 these securities are carried at their fair market value of $7,119. The accounting for the mark-to-market on proprietary trading is included in the Consolidated Statement of Income as net investment gains of $1,173.

Note 3: PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Automobiles	$ 83,397	5
Computer software	187,4083	
Furniture and fixture	371,166	7
Office equipment	852,301	7
Leasehold improvements	684,766	39
	2,179,038	
Less: Accumulated Depreciation	(1,037,435)	
Property, equipment and leasehold improvements, net	$ 1,141,603	

Depreciation expense for the year ended December 31, 2010, was $143,929.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $88,312 represents the minimum California LLC franchise tax and the 1.5% over the minumum tax California imposes on S- Corporations. Similar to the Federal Rules, the net income passes through to the stockholders so that both federal and state taxes are primarily paid on the individual level.

Note 5: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value, consist of municipal bonds in which the Company has taken positions. These positions are often short-term, and obtained by credit from the clearing organization. At December 31, 2010, the Company had municipal bond positions of $97,092,942.

Note 6: PAYABLE TO CLEARING ORGANIZATION

As discussed in the Municipal Bonds Owned, At Market Value (Note 5), the Company acquired its municipal bond positions using credit extended from the clearing organization. At December 31, 2010, the credit balance payable to clearing organization was $96,287,861. Since this liability is collateralized by the municipal bond positions, it is not included in aggregate indebtedness for purposes of net capital calculation.

Note 7: RECEIVABLES FROM RELATED PARTIES

The receivables from related parties includes $225,375 in advances to the Company's employees. The balance also includes a $3,936 advance to one of the Company's shareholders. This receivable is unsecured, non–interest bearing and due on demand.

Note 8: GOOD FAITH DEPOSIT RECEIVABLE

A good faith deposit is often required in underwriting commitments as security for the purchase and payment of bonds. At December 31, 2010, the Company recorded $1,960,000 as a good faith deposit receivable shown on the accompanying Statement of Financial Condition.

Note 9: SUBSEQUENT EVENTS

Subsequent to year end but prior to the issuance of these financials, the Company received correspondence from FINRA regarding its membership with the California Public Securities Association ("CAL PSA"). FINRA is investigating whether payments made by members of the association are allocated to political candidates and causes. The California state treasurer is also seeking to bar underwriters from using bond proceeds to pay fees to CAL PSA and the state treasurer has rescinded authorization for payment of fees to the association from future bond sales. No adjustment has been recorded on these financial statements.

Also subsequent to year end, the Company received approval to amend its membership agreement with FINRA to expand the types of business that it is authorized to perform, thus increasing its net capital requirement to $250,000, effective February 28, 2011.

Note 10: SUBORDINATED LIABILITIES

Borrowings under the subordination agreements at December 31, 2010 are $6,734,891 with maturity dates ranging from June 30, 2011 to June 30, 2014. The loans under these agreements bear interest rates that average 11% per annum. The liabilities subordinated to the secured demand note and cash collateral agreements were $8,172,990 and have maturity dates that approximate the maturity dates for the borrowings. They bear interest at an average rate of 11%. Interest expense for the year ending December 31, 2010, for these subordinated loans was $709,786.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

Note 11: INVESTMENT IN SUBSIDIARY

DLR/MJW is a 50.1% owned subsidiary of DLR. The consolidated financial statements include a $3,000 minority interest of MJW Real Estate Debt Investor, LLC for the year ended December 31, 2010.

Note 12: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.;

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. ;

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securites, at market value	$ 7,119	$ 7,119	$ -	$ -
Municipal bonds owned, at market	97,092,942	97,092,942	-	-
Secured demand notes	6,734,891	6,734,891	-	-
Total	$103,834,952	$ 103,834,952	$ -	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Payable to clearing organization	$ 96,287,861	$ 96,287,861	$ -	$ -
Subordinated liabilities	8,172,990	8,172,990	-	-
Total	$104,460,851	$ 104,460,851	$ -	$ -

Note 13: EQUITY

During the year ended December 31, 2010, the Company revalued the company stock. This resulted in a return of capital of $362,183 to the partners.

Note 14: SECURED DEMAND NOTES

The secured demand notes of $6,734,891 and the cash deposit of $1,438,099 at December 31, 2010, are collateral for the subordinated liabilities (see Note 10). The secured demand notes are primarily collateralized with municipal bonds whose fair market value is in excess of the value of the notes. The stockholders own the municipal bonds, and intend to hold them to maturity as long as the subordinated liabilities exist.

The secured demand notes at December 31, 2010, are collateralized by cash and municipal bonds valued, net of haircuts, at $8,058,114. The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value Net of Haircuts
Cash and marketable securities	$ 8,597,460	$ 8,058,114

Note 15: PROFIT SHARING, 401(K) AND CASH BALANCE PENSION PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan became effective on May 1, 1990 and was amended on April 15, 2004, to include a 401(k) plan. All contributions to the plan are made at the discretion of the Company. Total contributions accrued for the year ended December 31, 2010 were $642,322.

On May 1, 2002, the Company initiated a cash balance pension plan which requires the company to make minimum pension contributions for the officers and the employees. This plan requires the Company to contribute at least $231,000 plus, 3% of compensation less the first 3 % of the allocated profit sharing contribution, to its officers, and the greater of $100 or, 3% of compensation less the first 3% of the allocated profit sharing contribution, to its employees. Total contributions accrued for the year ended December 31, 2010, were $550,860.

Note 16: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 17: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement and a sublease agreement, for two office spaces in Los Angeles under a noncancellable lease which commenced in September 1, 2006 and expires on August 31, 2013. The Company also entered into two noncancellable operating lease agreements for office space in San Francisco. One of the leases has provided two months of free rent which the Company is amortizing over the life of the lease. At December 31, 2010, the Company has recorded a deferred rental asset of $15,529. The Company is also amortizing the total lease amount over the life of the lease. At December 31, 2010, the Company has recorded a deferred rental liability of $9,678.

At December 31, 2010, the minimum annual payments are as follows:

Year Ending December 31,	
2011	$ 659,695
2012	681,887
2013	604,526
2014	257,196
2015	264,458
2016 & thereafter	432,693
	$ 2,900,455

Total rent expense for the year ended December 31, 2010, was $564,943.

The Company is currently subleasing a portion of its office space to an unrelated party and is holding a sublease deposit of $25,182 for the office space. Future minimum revenues from this space are:

Year Ending December 31,	
2011	$ 95,692
2012	95,692
2013	95,692
2014 & thereafter	7,974
	$ 295,050

Total rental income for the year ended December 31, 2010, was $23,923.

Note 17: COMMITMENTS AND CONTINGENCIES
(Continued)

The Company faces an off-balance sheet risk from its variable demand remarketing business. The Company is a remarketing agent and operates on a best efforts basis. The risk faced involves the recognition of of large blocks of inventory if there are difficulties with the locality or provider. There are no adjustments made to these financials for this risk.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or SIPC, up to $500,000. At times during the year ended December 31, 2010, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 18: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 18: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 19: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $5,912,594 which was $5,474,733 in excess of its required net capital of $437,861; and the Company's ratio of aggregate indebtedness ($6,567,920) to net capital was 1.11 to 1, which is less than the 15 to 1 maximum allowed.

Note 20: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $555,346 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 6,467,940
Adjustments:		
Retained earnings	$ (4)	
Non-allowable assets	(542,746)	
Haircuts & undue concentration	(12,596)	
Total adjustments		(555,346)
Net capital per audited statements		$ 5,912,594

Management subsequently amended its FOCUS to agree to the audited financial statements.

E.J. De La Rosa & Co., Inc and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2010

Computation of net capital

Common stock	$ 814,525	
Additional paid-in capital	50,000	
Retained earnings	8,708,055	
Minority interest	3,000	
Total stockholders' equity		$ 9,575,580
Add: Additions to capital		
Minority interest	(3,000)	
Subordinated liabilities	8,172,990	
Total allowable subordinated liabilities		8,169,990
Total equity & allowable subordinated liability		17,745,570
Less: Non-allowable assets		
Receivables from related parties	(229,781)	
Property, equipment and leasehold improvements, net	(1,141,603)	
Accounts receivable, non allowable portion	(973,451)	
Accrued interest receivable, non allowable portion	(811,341)	
Investment in subsidiary	(65,162)	
Prepaid expenses	(479,566)	
Prepaid income taxes	(59,653)	
Other assets	(15,529)	
Total non-allowable assets		(3,776,086)
Net capital before haircuts		13,969,484
Less: Haircuts and undue concentration		
Haircut on money markets	(27,345)	
Haircut on forward delivery contract	(2,489,354)	
Haircuts on marketable securities, at market value	(1,068)	
Haircuts on municipal bonds owned, at market value	(5,037,200)	
Undue concentration	(501,923)	
Total haircuts & undue concentration		(8,056,890)
Net Capital		5,912,594

(Continued)

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	437,861	
Minimum dollar net capital required	$	100,000	
Net capital required (greater of above)			(437,861)
Excess net capital			$ 5,474,733

Ratio of aggregate indebtedness to net capital	1.11 : 1

There was a difference of $555,346 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2010 (See Note 20).

E.J. De La Rosa & Co., Inc and Subsidiary
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirements is not applicable to E.J. De La Rosa & Co., Inc and Subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

E.J. De La Rosa & Co., Inc and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

Information relating to possession or control requirements is not applicable to E.J. De La Rosa & Co., Inc and Subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

E.J. De La Rosa & Co., Inc and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
E.J. De La Rosa & Co., Inc and Subsidiary:

In planning and performing our audit of the consolidated financial statements of E.J. De La Rosa & Co., Inc and Subsidiary (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 28, 2011

E.J. De La Rosa & Co., Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
E.J. De La Rosa & Co., Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of E.J. De La Rosa & Co., Inc. ("the Company") for the period from January 1, 2010 to December 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of E.J. De La Rosa & Co., Inc. taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, CA
February 28, 2011

A

E.J. De La Rosa & Co., Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2010

	Amount
Total assessment	$ 102,263
SIPC - 6 general assessment Payment made on August 11, 2010	(67,218)
SIPC-7 general assessment	–
Total assessment balance (overpayment carried forward)	$ 35,045

B